SMILEDIRECTCLUB, INC.
414 UNION STREET
NASHVILLE, TN 37219

VIA EDGAR
October 3, 2022
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alan Campbell

Re: SmileDirectClub, Inc.
Registration Statement on Form S-3
File No. 333-267370
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333- 267370) (the “Registration Statement”) of SmileDirectClub, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 4, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Skadden, Arps, Slate, Meagher & Flom LLP by calling David Goldschmidt at (212) 735-3574.
If you have any questions regarding the foregoing, please do not hesitate to contact David Goldschmidt at (212) 735-3574, of Skadden, Arps, Slate, Meagher & Flom LLP. Thank you in advance for your consideration.

Sincerely,
/s/ Susan Greenspon Rammelt
Name: Susan Greenspon Rammelt
Title: Chief Legal Officer, EVP, Business Affairs, Secretary

cc:    David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP